MDB CAPITAL GROUP LLC
                       401 Wilshire Boulevard - Suite 1020
                         Santa Monica, California 90401



                                                               February 13, 2008


VIA EDGAR
---------
Mr. Jeffrey Riedler
United States Securities and
 Exchange Commission
Mail Stop 6010, 100 F Street, N.E.
Washington, D.C. 20549

     Re:   Opexa Therapeutics, Inc. (the "Company")
           Registration Statement on Form SB-2 originally filed November 6, 2007 (File No. 333-147167) ( the "Registration Statement")
           -----------------------------------------------------


Ladies and Gentlemen:

             In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Opexa Therapeutics, Inc., hereby advises that copies of the Preliminary Prospectus, dated January 23, 2008, were distributed on or about January 23, 2008, as follows:

               500 to individual investors;

               5 to NASD members (which included 2 prospective underwriters and selected dealers); and

               100 to institutions.

             The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated January 23, 2008, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. The underwriters have adequate equity to underwrite a "firm commitment" offering.

                                               Very truly yours,

                                               MDB CAPITAL GROUP LLC



                                               By: /s/ Christopher A. Marlett
                                                   --------------------------
                                                   Christopher A. Marlett
                                                   Authorized Signatory